UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-26873

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Digex, Incorporated 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Digex, Incorporated

14400 Sweitzer Lane

Laurel, MD 20707

(240) 264-2000

REQUIRED INFORMATION

Digex, Incorporated 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of requirements of Items 1 through 3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

DIGEX, INCORPORATED 401(K) PLAN

INDEX TO AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Report of Independent Auditors

To the Plan Administrator of the

Digex, Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Digex, Incorporated 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Aronson & Company

Rockville, Maryland

June 6, 2003

DIGEX,INCORPORATED 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
ASSETS

Investments	$12,446,491	$11,887,897

Receivables:
Employer contributions	43,172	—
Participant contributions	114,771	170,446
Qualified rollovers	—	2,446

Total receivables	157,943	172,892

Net assets available for benefits	$12,604,434	$12,060,789

See accompanying notes to financial statements.

DIGEX, INCORPORATED 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002
ADDITIONS

Investment (loss) income:
Net depreciation in fair value of investments	$(3,593,078)
Interest and dividends	120,600

Total investment loss and dividends	(3,472,478)

Contributions:
Participants	4,882,062
Employer	1,539,303
Qualified rollovers	142,415

Total contributions	6,563,780

Total additions	3,091,302

DEDUCTIONS

Benefits paid directly to participants	2,547,657

Net increase	543,645
Net assets available for benefits at beginning of year	12,060,789

Net assets available for benefits at end of year	$12,604,434

See accompanying notes to financial statements.

DIGEX, INCORPORATED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. DESCRIPTION OF THE PLAN

The Digex, Incorporated 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Digex, Incorporated (the “Company” or “Digex”) which became effective on July 1, 2000.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan covers substantially all employees of the Company who have at least three months of service and are age 21 or older, except those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (the “Act”), the maximum dollar amount each participant may contribute annually on a pre-tax basis increased to $11,000 in 2002. This amount will increase an additional $1,000 per year until the limit reaches $15,000 in 2006.

In order to accommodate the increased savings limits allowed, the Plan increased its deferral limit to 50% of compensation effective April 1, 2002. Participants may contribute between 1% and 50% of their compensation on a pre-tax basis, up to the $11,000 maximum contribution limit in 2002.

The Act also allows for additional contributions of up to $1,000 in 2002 for participants over age 50 by December 31, 2002 and who have previously contributed the maximum amount allowed by the plan or by law in that year. The additional contribution amount increases $1,000 per year until the limit reaches $5,000 in 2006.

Through March 31, 2002, participants were able to contribute from 1% to 15% of pretax annual compensation up to certain amounts.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 7% of compensation that a participant contributes to the Plan.

DIGEX, INCORPORATED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. As of December 31, 2002 and 2001, the Plan had a balance of $68,865 and $20,313, respectively, available to reduce future Company contributions. In 2002, Company contributions were reduced by $137,856 from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of 16 investment options, including 13 funds and investments in Digex, Incorporated Class A, WorldCom group, and MCI group common stock. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years, except in the case of a loan used to acquire a principal residence of the participant, in which case, the repayment period may exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

DIGEX, INCORPORATED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment equal to the vested value of his or her account, or choose from among various forms of annuity payments. As of December 31, 2002, there were no participant-elected distributions that had not yet been paid.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PLAN ADMINISTRATION

Putnam Defined Contribution Plan Administration, a division of Putnam Fiduciary Trust Company, acts as the service administrator for Plan participant recordkeeping services. Putnam Fiduciary Trust Company (Trustee) has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Digex is the Plan sponsor.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

All investments, other than the money market fund and loans receivable from participants, are stated at fair value which equals the quoted market price on the last business day of the Plan year. Investments in Digex, WorldCom group and/or MCI group common stock are valued at closing prices on the Over-the-Counter (OTC) market. Investments in mutual funds and common/collective trusts are valued using daily net asset value calculations performed by the Trustee. The investment in the money market fund is carried at cost, which approximates market value. The loans receivable from participants are valued at their outstanding balances, which approximate fair value.

DIGEX, INCORPORATED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The Plan’s investments during 2002(including investments purchased, sold as well as held) depreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$(2,533,896)
Common/collective trust	(256,020)
Digex, Incorporated Class A common stock	(511,557)
WorldCom group common stock	(280,803)
MCI group common stock	(10,802)

Total	$(3,593,078)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2002	2001
The Putnam Fund for Growth & Income	$1,233,982	$1,219,185
Putnam Capital Appreciation Fund	*	645,649
Putnam Growth Opportunities Fund	1,416,894	1,579,355
Putnam New Opportunities Fund	1,237,929	1,696,789
Putnam International Growth Fund	691,734	668,814
Putnam International Voyager Fund	768,006	702,124
Putnam Money Market Fund	1,798,713	997,841
Putnam Equity Income Fund	802,100	607,545
Putnam S&P 500 Index Fund	1,061,895	764,192
Putnam Diversified Income Trust Fund	701,730	*
Digex, Incorporated Class A common stock	*	616,540

*	Investments were held as of December 31, 2002 or 2001, but did not represent 5% or more of the Plan’s net assets.

DIGEX, INCORPORATED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

4. INCOME TAX STATUS

The Plan is comprised of a prototype plan administered by Putnam Investments and a separate adoption agreement executed by the Company pursuant to the prototype plan. Putnam Investments has obtained Opinion Letters from the Internal Revenue Service stating that its prototype plan and each of its prototype Adoption Agreements is acceptable under Section 401(a) of the Internal Revenue Code (the “Code”). However, the Plan, as adopted, has not received a separate determination letter from the IRS that it is qualified under the Code. In the opinion of the Plan Administrator, the Plan is a tax qualified plan under the Code and, therefore, the related trust is exempt from taxation.

5. ADMINISTRATIVE EXPENSES

The Company pays all administrative costs of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others.

6. WORLDCOM

In May 2002, the Company’s majority owner, WorldCom, announced its intention to eliminate its tracking stock structure and have one class of stock trading on NASDAQ effective in July 2002. Subsequent to this announcement and prior to the effective date, WorldCom announced that it was going to restate its 2001 and 2002 financial statements. The activities which led to the restatement ultimately caused WorldCom to file for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The bankruptcy court put the scheduled conversion of the MCI group tracking stock into WorldCom common stock on hold until further order of the court. WorldCom’s tracking stocks were subsequently delisted from NASDAQ.

Since WorldCom’s acquisition of a majority interest in the Company in July 2001, the Company has depended on WorldCom for funding. Due to the issues surrounding WorldCom’s bankruptcy and the overall difficulties in the telecommunications industry, the Company has experienced liquidity issues that raise substantial doubt about its ability to continue as a going concern. The impact to the Plan, if any, of actions taken by the Company to address these issues cannot be determined.

SUPPLEMENTAL SCHEDULE

DIGEX, INCORPORATED 401(k) PLAN

E.I.N: 59-3582217

Plan No.: 001

Schedule H, Line 4i

Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds
*	The Putnam Fund for Growth & Income	87,269 shares	see Note	$1,233,982
*	Putnam Equity Income Fund	63,558 shares	see Note	802,100
*	Putnam Investors Fund	52,213 shares	see Note	459,476
*	Putnam Capital Appreciation Fund	46,837 shares	see Note	601,387
*	Putnam Growth Opportunities Fund	136,502 shares	see Note	1,416,894
*	Putnam New Opportunities Fund	43,543 shares	see Note	1,237,929
*	Putnam Vista Fund	65,258 shares	see Note	390,894
*	Putnam OTC and Emerging Growth Fund	84,219 shares	see Note	424,462
*	Putnam International Growth Fund	42,153 shares	see Note	691,734
*	Putnam International Voyager Fund	55,332 shares	see Note	768,006
*	Putnam Diversified Income Trust Fund	76,776 shares	see Note	701,730

	Common/Collective Trust
*	Putnam S&P 500 Index Fund	49,071 shares	see Note	1,061,895

	Common Stocks
*	Digex, Incorporated Class A	1,195,748 shares	see Note	514,172
*	WorldCom group stock	15,221 shares	see Note	2,101
*	MCI group stock	1,328 shares	see Note	239

	Money Market Fund
*	Putnam Money Market Fund	1,798,713 shares	see Note	1,798,713

	Loans Receivable from Participants
*	Participant Loans	range of interest rates 5.25% to 10.5%		340,777

	Total Investments			$12,446,491

* Party-in-interest.

Note:	Cost information has not been included in column (d) because all investments are participant directed.

EXHIBIT INDEX

Number	Exhibit
23	Consent of Aronson & Company, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2003

DIGEX, INCORPORATED 401 (k) Plan

By:	/s/ HOWARD WEIZMANN
Howard Weizmann
Senior Vice President, Human Resources and European Business Operations